Locafy VOTE

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Your vote matters – here's how to vote!

You may vote online instead of mailing this card.

Online
Go to **www.investorvote.com/LCFY** or scan the QR code — login details are located in the shaded bar below.

Save paper, time and money! Sign up for electronic delivery at www.investorvote.com/LCFY

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas.

2024 Annual Meeting Proxy Card

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▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

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A Proposals — The Board of Directors recommend a vote FOR Proposals 1 and 2.

	For	Against	Abstain
1. Re-election of Melvin Tan To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution: "That, for the purpose of clause 14.2 of the Constitution and for all other purposes, Melvin Tan, retires by rotation, and being eligible, is re-elected as a Director of the Company."	☐	☐	☐
2. Re-election of John Chegwidden To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution: "That, for the purpose of clause 14.4 of the Constitution and for all other purposes, John Chegwidden, retires by rotation, and being eligible, is re-elected as a Director of the Company."	☐	☐	☐

B Authorized Signatures — This section must be completed for your vote to count. Please date and sign below.

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
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The 2024 Annual Meeting of Shareholders of Locafy Limited will be held on Tuesday, November 26, 2024 at 10:00 a.m. AWST, virtually via the internet at meetnow.global/MWWHQ9H.

Important notice regarding the Internet availability of proxy materials for the Annual Meeting of Shareholders. The material is available at: http://www.edocumentview.com/LCFY

Small steps make an impact.

Help the environment by consenting to receive electronic delivery, sign up at www.investorvote.com/LCFY

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — LOCAFY LIMITED

Notice of 2024 Annual Meeting of Shareholders

Proxy Solicited by Board of Directors for Annual Meeting — November 26, 2024

The meeting's Chairperson is hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual Meeting of Shareholders of Locafy Limited to be held on November 26, 2024 and at any postponement or adjournment thereof.

Shares represented by this proxy will be voted by the stockholder. If no such directions are indicated, the Proxies will have authority to vote FOR items 1 and 2.

In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.

(Items to be voted appear on reverse side)

C Non-Voting Items

Change of Address — Please print new address below.

Comments — Please print your comments below.